WATCHTOWER, INC.
100 Henry Street
Brooklyn, New York 11201

December 7, 2009

United States Securities and Exchange Commission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. David Burton

Re:	Watchtower, Inc. Form 10K/A for the year ended December 31, 2008 File No.0-52783

Dear Mr. Burton:

This letter shall confirm our acknowledgment of the telephone conversation between Lisa Sellars, Staff Accountant at the Securities and Exchange Commission, and David Lubin, counsel to Watchtower, Inc. (the “Company”) on Friday, December 5, 2009 regarding our Amendment No. 2 to the Annual Report on Form 10-K/A ("Amendment No. 2”) filed in response to the Commission's comment letter, dated November 10, 2009.

            In all its future filings, rather than merely rendering its belief, the Company will ensure that management will render a conclusion based on its internal control over financial reporting.

Also, as discussed with Mr. Lubin, Mr. Shmaya Glick, the Company’s secretary and director, is currently the principal financial officer of the Company, and future filings by the Company will indicate as such.

Should you have any questions regarding these matters, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

Sincerely yours,

/s/ Menachem M. Schneerson
Menachem M. Schneerson
Chairman

cc: David Lubin